As filed with the Securities and Exchange Commission on July 11, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                                 AMENDMENT NO. 1

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                         Cinergy Global Resources 1 B.V.
                        (Name of foreign utility company)


                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


 The Commission is requested to direct communications to:

 David L. Wozny                                       George Dwight II
 Vice President                                       Senior Counsel
 Cinergy Global Resources, Inc.                       Cinergy Corp.
 139 East Fourth Street                               139 East Fourth Street
 Cincinnati, Ohio 45202                               Cincinnati, Ohio 45202





         Reference is hereby made to the original notification in this docket, filed on September 1, 2000 (the "Original Notification"), in which Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed "foreign utility company" status (as defined in Section 33(a)(3) of the Act) for Cinergy Global Resources 1 B.V., a company organized under the laws of The Netherlands ("Cinergy 1 B.V.").

         As relevant here, the Original Notification stated that Cinergy 1 B.V. held an indirect minority ownership interest in Teplarna Otrokovice a.s. ("Teplarna"), a company organized under the laws of the Czech Republic which owned a combined heat and power plant located in Otrokovice, near Moravske Teplarny, in the Czech Republic. Cinergy 1 B.V. no longer is the owner or holder of any interest, direct or indirect, in Teplarna, all of such ownership interest having recently been sold to a nonaffiliate.

         Other than as noted in the preceding paragraph, the Original Notification remains in full force and effect.






                                                               SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:


                                                     CINERGY CORP.



                                                     By: /s/Wendy L. Aumiller
                                                          Wendy L. Aumiller
                                                          Treasurer


Dated:  July 11, 2002